NJD

04017059

SECURIT... ...SSION
Washington, D.C. 20549

C-29

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 34240

SEC MAIL PROCESSING SECTION
JUN 28 2004
WASH, D.C.
179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. W. SMITH & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10604 NE 38th Place, Suite 125
(No. and Street)

Kirkland (City) — Washington (State) — 98033-7932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vinton J. Schmidt — (425) 803-9893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KENNETH L. WALL & CO., P.S., CPA's
(Name – *if individual, state last, first, middle name*)

2001 - 6th Avenue, Suite 2150 (Address) — Seattle (City) — Washington (State) — 98121-2571 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ****R. W. SMITH ****** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. W. SMITH & ASSOCIATES, INC. **** , as of April 30 **** , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**** NONE ****

VINTON J. SCHMIDT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 08-09-06

R. W. Smith
Signature

President & CEO
Title

Vinton J. Schmidt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF

FINANCIAL CONDITION

APRIL 30, 2004

NEAL D. OTTMAR
CALVIN L. OTT
DAVID R. HLEBASKO

KENNETH L. WALL & CO., P.S.
CERTIFIED PUBLIC ACCOUNTANTS
2150 WESTIN BUILDING
2001 SIXTH AVENUE
SEATTLE, WASHINGTON 98121-2571

TELEPHONE (206) 441-1055
FAX (206) 441-1058

Independent Auditor's Report

June 22, 2004

Board of Directors
R. W. Smith & Associates, Inc.
Kirkland, Washington

We have audited the accompanying Statement of Financial Condition of R. W. Smith & Associates, Inc. (the Company) as of April 30, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition referred to above present fairly, in all material respects, the financial position of R. W. Smith & Associates, Inc. at April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kenneth L. Wall & Co., P.S.
KENNETH L. WALL & CO., P.S.

CPA

R. W. SMITH & ASSOCIATES, INC.
Statement of Financial Condition
April 30, 2004

ASSETS

Cash and cash equivalents (Note 1)		$ 790,280
Receivable from clearing organizations & other		145,400
Receivable from brokers and dealers (Note 1)		1,566,237
Securities owned: (Note 1)		
Marketable, at market value		47,250
Not readily marketable, at est. fair value		3,553
Fixed Assets, on basis of cost (Note 1)		
Furniture and equipment	$333,686	
Less accumulated depreciation	(135,803)	197,883
Prepaid expenses		22,660
Receivable from related party (Note 6)		252,572
Other assets		32,546
		$ 3,058,381

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to brokers and dealers (Note 1)	$ 1,558,979
Accounts payable, accrued expenses and other liabilities	360,358
Payable to clearing agent (Note 2)	3,464
Income taxes payable	41,364
Total Liabilities	1,964,165
Commitments and contingent liabilities (Note 4)	
Stockholders' Equity:	
Class A voting common stock, $.25 par value; 200,000 shares authorized, 58,418 shares issued & outstanding	14,605
Class B nonvoting common stock, no par; 1,500,000 shares authorized, 525,771 shares issued & outstanding	---
Additional paid-in capital	364,032
Accumulated other comprehensive income(loss)	(54,750)
Retained earnings	770,329
Total Stockholders' Equity	1,094,216
	$ 3,058,381

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Organization -- R. W. SMITH & ASSOCIATES, INC. (Company) is registered as a "municipal securities brokers' broker" as defined in subsection (ii) of the Rule 15c3-1(a)(8) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the State of Washington, received its approval for membership in the National Association of Securities Dealers, Inc. (N.A.S.D.) on September 18, 1985, and began business on September 19, 1985. With eleven trading locations, the Company does business with broker-dealers and dealer-banks located throughout the United States.

Cash and cash equivalents -- For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income recognition -- State and municipal bond transactions are recorded on a settlement date basis, generally three business days after the trade date. Commission income and related expenses for transactions executed but not settled are accrued at each month end.

Receivable from and payable to brokers and dealers -- Such amounts represents the contract value of securities which have not been delivered or received by the settlement date.

Investments in marketable equity securities – Investments in marketable equity securities are classified as available-for-sale and related losses are reported as a separate component of stockholders' equity. Investments are reported at fair value based upon closing market prices for publicly traded companies.

Fixed Assets -- Office furniture, equipment and leasehold improvements are carried at cost and are depreciated/amortized over five to seven years using the straight line method. Maintenance and repairs are expensed when incurred.

Estimates -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risks -- Financial instruments, which potentially subject the

Company to credit risk, consists principally of cash investments. Cash is invested in low risk liquid investments with a high quality financial institution. At times the balances may exceed federal insured limits. The Company has not incurred losses related to cash investments.

Note 2. <u>Payable to Clearing Agent</u>

The payable to clearing agent is for Company transactions and is collateralized by Company securities as defined by SEC Rule 15c3-1(a)(8)(v). Interest is at a fluctuating rate (4.00% at April 30, 2004).

Note 3. <u>401(K) Plan</u>

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, and is available to all eligible employees. The Company does not currently match employees contributions to the plan, but does pay all administrative fees of the Plan, which amounted to $1,600 for the year ended April 30, 2004.

Note 4. <u>Commitments and Contingencies</u>

<u>Leases</u>
The Company leases office space in several locations under noncancelable leases with an initial term greater than one year, and are classified as operating leases. In addition, the Company leases office equipment and pays a licensing fee for the installation, operation and maintenance of a trading system under a month to month cancelable licensing agreement which is classified as an operating expense. This agreement was effective as of May 04, 1995.

Aggregrate annual base rental commitments under all leases, subject to certain escalation charges, which are not included in the schedule below, for rental of office space and equipment as of April 30, 2004, are as follows:

FYE	Operating Leases
04/30/2005	$ 391,301
04/30/2006	290,324
04/30/2007	45,208
04/30/2008	- 0 -
04/30/2009	- 0 -
Total minimum base rentals	$ 726,833

Rental expense for office space, equipment and licensing fees, totaled $420,727, for the year ending April 30, 2004.

Financial Instruments with Off-Balance-Sheet Risk

The Company is involved in activities related to securities trans-actions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance-sheet and credit risks in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, brokers are not required to deliver cash or securities to the Company's clearing agent until settlement date, which is generally three business days after trade date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

Legal

The Company is a party to legal proceedings generally incidental to its business. Although the final outcome of any of the legal proceedings cannot be predicted with any degree of certainty, the Company presently believes that any ultimate liability resulting from any of such legal proceedings, or all of them combined, would not have a material adverse effect on the company's financial position.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(8)(iii), which requires the maintenance of minimum net capital and requires that the ratio of aggregrate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2004 the Company had net capital of $569,282, which was $419,282 in excess of its required net capital of $150,000. The Company's net capital ratio was 0.71 to 1.

Note 6. Related Party Transactions

The principal shareholder also has ownership interest in other companies that have not been consolidated in these financial statements. The Company did not engage in any transactions with the unconsolidated companies.

The Company has loans receivable, which amounted to $252,572 at year-end, from the principal shareholder and related entity. The loans are evidenced by notes, bear interest at the applicable federal rates, and are payable on demand.

NEAL D. OTTMAR
CALVIN L. OTT
DAVID R. HLEBASKO

KENNETH L. WALL & CO., P.S.
CERTIFIED PUBLIC ACCOUNTANTS
2150 WESTIN BUILDING
2001 SIXTH AVENUE
SEATTLE, WASHINGTON 98121-2571

TELEPHONE (206) 441-1055
FAX (206) 441-1058

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2004
WASH. D.C.
179

June 22, 2004

Board of Directors
R. W. Smith & Associates, Inc.
Kirkland, Washington

In planning and performing our audit of the financial statements and supplemental schedules of **R. W. Smith & Associates, Inc.** (the Company), for the year ended April 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kenneth L. Wall & Co., P.S.

KENNETH L. WALL & CO., P.S.